

September 29, 2010

By U.S. Mail and facsimile to (403) 920-2451

Steve Becker
President
TC PipeLines, LP
717 Texas Street, Suite 2400
Houston, Texas 77002-2761

> **Re:** **TC PipeLines, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for the Periods Ended March 31 and June 30, 2010**
> **Filed April 30 and July 29, 2010, respectively**
> **File No. 000-26091**

Dear Mr. Becker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 3. Legal Proceedings, page 46

1. We note your environmental risk factors and your disclosure that you are a named defendant in lawsuits and governmental proceedings that have arisen in the ordinary course of your business. Please confirm to us that none of the proceedings would be required to be disclosed pursuant to Instruction 5 to Item 103 of Regulation S-K.

Management's Annual Report on internal Control Over Financial Reporting, page 76

2. We note your statement that "[i]nternal control over financial reporting, no matter how well designed, can provide only reasonable assurance with respect to the preparation and fair presentation of published financial statements." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to provide reasonable assurance of achieving their objectives*. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm. This comment applies to your Form 10-Qs for the periods ended March 31 and June 30, 2010.

Item 10. Directors, Executive Officers and Corporate Governance, page 77

3. Please revise to describe the business experience of each director and executive officer for the past five years, or clarify your disclosure by adding dates or the duration of employment. For example, we note the lack of employment history for Messrs. Marshall and Ofremchuk or Ms. Amundson. Refer to Item 401(e) of Regulation S-K.

Item 11. Executive Compensation, page 80

Compensation, Discussion and Analysis, page 80

4. We note your disclosure that "[t]he compensation policies and philosophy of TransCanada govern the types and amount of compensation granted each of the named executive officers... . The TransCanada "Management Proxy Circular" is produced by TransCanada pursuant to Canadian securities regulations and is not incorporated into this document by reference or deemed furnished or filed by us under the Securities Exchange Act of 1934... ." Because TransCanada files its annual report on Form 40-F, it is not required to disclose its compensation policies under Item 402 of Regulation S-K. In order for us to better understand your compensation policies, please tell us how much time each of the named executive officers devoted to your business during the 2009 fiscal year. We may have further comments after we review your response.

Item 15. Exhibits and Financial Statement Schedules, page 91

5. We note that certain of the schedules and exhibits related to your credit agreements have not been filed on EDGAR. For example:
    - Exhibit 10.3, the revolving credit agreement dated April 27, 2007 for Northern Border Pipeline Company; and

- Exhibit 10.3.1, the amended and restated revolving credit and term loan agreement for TC PipeLines, LP.

Please refile these agreements, including all related schedules and exhibits, in your next periodic report. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director